                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                 SCHEDULE 13G/A
                                (Amendment No. 2)

            INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                             PURSUANT TO RULE 13d-2


                                GERON CORPORATION
              ----------------------------------------------------
                                (Name of Issuer)


                          COMMON STOCK, $.001 PAR VALUE
              ----------------------------------------------------
                         (Title of Class of Securities)

                                    374163103
              ----------------------------------------------------
                                 (CUSIP Number)

                                Gary S. Kaminsky
                     c/o Rose Glen Capital Management, L.P.
                          3 Bala Plaza East, Suite 501
                               251 St. Asaphs Road
                              Bala Cynwyd, PA 19004


                                DECEMBER 31, 2000
              -----------------------------------------------------
              Date of Event Which Requires Filing of this Statement


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/ / Rule 13d-1(b)
/X/ Rule 13d-1(c)
/ / Rule 13d-1(d)


--------------------------

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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                                      13G
---------------------                                          -----------------
CUSIP NO. 3741633103                                           PAGE 2 OF 8 PAGES
---------------------                                          -----------------


--------------------------------------------------------------------------------
                NAME OF REPORTING PERSON/
1               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)
                RGC International Investors, LDC

--------------------------------------------------------------------------------
                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) / /
2                                                                        (b) /X/
--------------------------------------------------------------------------------
                SEC USE ONLY
3
--------------------------------------------------------------------------------
                CITIZENSHIP OR PLACE OF ORGANIZATION
4
                Cayman Islands
--------------------------------------------------------------------------------
                                              5      SOLE VOTING POWER

                Number of                            0
                Shares           -----------------------------------------------
                Beneficially                  6      SHARED VOTING POWER
                Owned by
                Each                                 2,393,230
                Reporting        -----------------------------------------------
                Person                        7      SOLE DISPOSITIVE POWER
                With
                                                     0
                                 -----------------------------------------------
                                              8      SHARED DISPOSITIVE POWER

                                                     2,393,230
--------------------------------------------------------------------------------
                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9
                2,393,230
--------------------------------------------------------------------------------
                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
                CERTAIN SHARES
10                                                                           / /
                N/A
--------------------------------------------------------------------------------
                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
                9.9%
--------------------------------------------------------------------------------
                TYPE OF REPORTING PERSON
12
                00
--------------------------------------------------------------------------------

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                                      13G
---------------------                                          -----------------
CUSIP NO. 3741633103                                           PAGE 3 OF 8 PAGES
---------------------                                          -----------------


--------------------------------------------------------------------------------
                NAME OF REPORTING PERSON/
1               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)
                Rose Glen Capital Management, L.P.

--------------------------------------------------------------------------------
                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) / /
2                                                                        (b) /X/
--------------------------------------------------------------------------------
                SEC USE ONLY
3
--------------------------------------------------------------------------------
                CITIZENSHIP OR PLACE OF ORGANIZATION
4
                Delaware
--------------------------------------------------------------------------------
                                              5      SOLE VOTING POWER

                Number of                            0
                Shares           -----------------------------------------------
                Beneficially                  6      SHARED VOTING POWER
                Owned by
                Each                                 2,393,230
                Reporting        -----------------------------------------------
                Person                        7      SOLE DISPOSITIVE POWER
                With
                                                     0
                                 -----------------------------------------------
                                              8      SHARED DISPOSITIVE POWER

                                                     2,393,230
--------------------------------------------------------------------------------
                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9
                2,393,230
--------------------------------------------------------------------------------
                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
                CERTAIN SHARES
10                                                                           / /
                N/A
--------------------------------------------------------------------------------
                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
                9.9%
--------------------------------------------------------------------------------
                TYPE OF REPORTING PERSON
12
                PN
--------------------------------------------------------------------------------

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                                      13G
---------------------                                          -----------------
CUSIP NO. 3741633103                                           PAGE 4 OF 8 PAGES
---------------------                                          -----------------


--------------------------------------------------------------------------------
                NAME OF REPORTING PERSON/
1               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)
                RGC General Partner Corp.

--------------------------------------------------------------------------------
                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) / /
2                                                                        (b) /X/
--------------------------------------------------------------------------------
                SEC USE ONLY
3
--------------------------------------------------------------------------------
                CITIZENSHIP OR PLACE OF ORGANIZATION
4
                Delaware
--------------------------------------------------------------------------------
                                              5      SOLE VOTING POWER

                Number of                            0
                Shares           -----------------------------------------------
                Beneficially                  6      SHARED VOTING POWER
                Owned by
                Each                                 2,393,230
                Reporting        -----------------------------------------------
                Person                        7      SOLE DISPOSITIVE POWER
                With
                                                     0
                                 -----------------------------------------------
                                              8      SHARED DISPOSITIVE POWER

                                                     2,393,230
--------------------------------------------------------------------------------
                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9
                2,393,230
--------------------------------------------------------------------------------
                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
                CERTAIN SHARES
10                                                                           / /
                N/A
--------------------------------------------------------------------------------
                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
                9.9%
--------------------------------------------------------------------------------
                TYPE OF REPORTING PERSON
12
                CO
--------------------------------------------------------------------------------

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                                      13G
---------------------                                          -----------------
CUSIP NO. 3741633103                                           PAGE 5 OF 8 PAGES
---------------------                                          -----------------


ITEM 1(a).        NAME OF ISSUER: Geron Corporoation ("Issuer")


ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  200 Constitution Drive, Menlo Park, California 94025


ITEM 2(a).        NAME OF PERSON FILING
ITEM 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE
ITEM 2(c).        CITIZENSHIP:

                  RGC International Investors,LDC
                  c/o SEI Fund Resources International, Ltd.
                  Styne House, Upper Hatch Street
                  Dublin, Ireland 2
                  Cayman Islands limited duration company

                  Rose Glen Capital Management, L.P.
                  3 Bala Plaza East, Suite 501
                  251 St. Asaphs Road
                  Bala Cynwyd, Pennsylvania 19004
                  Delaware limited partnership

                  RGC General Partner Corp.
                  3 Bala Plaza East, Suite 501
                  251 St. Asaphs Road
                  Bala Cynwyd, Pennsylvania 19004
                  Delaware corporation

ITEM 2(d).        TITLE OF CLASS OF SECURITIES:
                  Common Stock, par value $.001 per share (the
                  "Common Stock").

ITEM 2(e).        CUSIP NUMBER: 374163103


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(b), OR 13D-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A: N/A

                  IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(c), CHECK THIS BOX. /X/

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                                      13G
---------------------                                          -----------------
CUSIP NO. 3741633103                                           PAGE 6 OF 8 PAGES
---------------------                                          -----------------


ITEM 4.           OWNERSHIP.

                  RGC International Investors, LDC ("RGC")
                  Rose Glen Capital Management, L.P. ("Rose Glen") RGC General Partner Corp. ("Partner")

                  RGC is a private investment fund. Rose Glen is the investment manager of RGC, and Partner is the general partner of Rose Glen.

                  (a)      Amount beneficially owned:

                           2,393,230 shares of Common Stock (1)

                  (b)      Percent of Class:

                           Approximately 9.9% as of the date of filing this statement. (Based on 21,780,812 shares of Common Stock issued and outstanding as of December 31, 2000.) (1)



--------------
(1) The beneficial ownership reported herein represents 9.9% of the outstanding Common Stock on December 31, 2000 and consists of 2,393,230 shares of Common Stock that are currently issuable within 60 days of December 31, 2000 (i) upon conversion of a $6,250,000 aggregate principal amount of a Series C Two Percent Convertible Debenture (the "Series C Debentures");(ii) upon conversion of a $25,000,000 aggregate principal amount of a Series D Zero Coupon Convertible Debenture (the "Series D Debentures"); and (iii) upon exercise of Common Stock Purchase Warrants to purchase up to 834,836 shares of Common Stock, issued in connection with the Series D Debentures (the "Series D Warrants"). The Series C Debentures are convertible until and mature on September 30, 2002. The Series D Debentures are convertible until and mature on June 29, 2003. The Series D Warrants expire on December 22, 2001.

The terms of the Series C Debentures, the Series D Debentures and the Series D Warrants (collectively, the "Securities") provide that the Securities are convertible or exercisable on any given date only to the extent that the number of shares of Common Stock then issuable upon the conversion or exercise of the Securities, together with any other shares of Common Stock beneficially owned by the Reporting Persons or any of their affiliates (excluding for this purpose shares of Common Stock which may be deemed beneficially owned through the ownership of the unconverted or unexercised Securities) would not exceed 9.9% of the Common Stock then issued and outstanding. Accordingly, the Reporting Persons ability to fully convert or exercise the Securities may be limited by the terms of the Securities.



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---------------------                                          -----------------
CUSIP NO. 3741633103                                           PAGE 7 OF 8 PAGES
---------------------                                          -----------------

                  (c)      Number of shares as to which such persons have:

                           (i)      Sole power to vote or to direct the vote:

                                    0

                           (ii)     Shared power to vote or to direct the vote:

                                    See Item 4(a) above.

                           (iii) Sole power to dispose or to direct the disposition of:

                                    0

                           (iv) Shared power to dispose or to direct the disposition of:

                                    See Item 4(a) above.

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  N/A

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  RGC has granted to Rose Glen, as investment manager, the sole power to manage RGC's investments.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  N/A

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  N/A

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                  N/A

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                                      13G
---------------------                                          -----------------
CUSIP NO. 3741633103                                           PAGE 8 OF 8 PAGES
---------------------                                          -----------------


ITEM 10.         CERTIFICATIONS.

                 By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        RGC International Investors, LDC
                                        By:  Rose Glen Capital Management, L.P.
                                             By:  RGC General Partner Corp.


Dated: February 14, 2001                By:  /s/ GARY S.KAMINSKY
                                             -----------------------------------
                                             Gary S. Kaminsky
                                             Managing Director

                                        Rose Glen Capital Management, L.P.
                                        By:  RGC General Partner Corp.


Dated: February 14, 2001                By:  /s/ GARY S. KAMINSKY
                                             -----------------------------------
                                             Gary S. Kaminsky
                                             Managing Director


                                        RGC General Partner Corp.


Dated: February 14, 2001                By:  /s/ GARY S. KAMINSKY
                                             -----------------------------------
                                             Gary S. Kaminsky
                                             Managing Director

                                                                       EXHIBIT A


                            JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is used in the Schedule 13G/A referred to below) on behalf of each of them of a statement on Schedule 13G/A (including amendments thereto) with respect to the Common Stock, par value $.001 per share, of Geron Corporation and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

     IN WITNESS WHEREOF, the undesigned hereby execute this Agreement this 14th day of February, 2001.

                                        RGC International Investors, LDC
                                        By:  Rose Glen Capital Management, L.P.
                                             By:  RGC General Partner Corp.


Dated: February 14, 2001                By:  /s/ GARY S.KAMINSKY
                                             -----------------------------------
                                             Gary S. Kaminsky
                                             Managing Director

                                        Rose Glen Capital Management, L.P.
                                        By:  RGC General Partner Corp.


Dated: February 14, 2001                By:  /s/ GARY S. KAMINSKY
                                             -----------------------------------
                                             Gary S. Kaminsky
                                             Managing Director


                                        RGC General Partner Corp.


Dated: February 14, 2001                By:  /s/ GARY S. KAMINSKY
                                             -----------------------------------
                                             Gary S. Kaminsky
                                             Managing Director